UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.   )*

NovaMed, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

66986W 10 8

(CUSIP Number)

March 30, 2005

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule	13d-1(b)

☒ Rule	13d-1(c)

☐ Rule	13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 66986W 10 8	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JANIE WINJUM
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,579,706 6. SHARED VOTING POWER -0- 7. SOLE DISPOSITIVE POWER 2,579,706 8. SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,579,706
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 11.0% as of the date of this filing (based on 21,983,327 shares of common stock issued and outstanding as of August 5, 2005).
12.	TYPE OF REPORTING PERSON* OO

CUSIP No. 66986W 10 8	Page 3 of 6 Pages

Item 1	(a)	Name of Issuer:

NovaMed, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

980 North Michigan Avenue
Suite 1620
Chicago, Illinois 60611

Item 2	(a)	Name of Person Filing:

Janie Winjum

Item 2	(b)	Address of Principal Business Office:

c/o NovaMed, Inc.
980 North Michigan Avenue
Suite 1620
Chicago, Illinois 60611

Item 2	(c)	Citizenship:

U.S.A.

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

66986W 10 8

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) ☐ Investment company registered under Section 8 of the Investment Company Act;

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. 66986W 10 8	Page 4 of 6 Pages

		(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

		(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

		(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

		(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

		(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	Ownership:

	(a)	Amount beneficially owned:

2,579,706 (1)

	(b)	Percent of Class:

Approximately 11.0% as of the date of this filing (based on 21,983,327 shares of common stock issued and outstanding as of August 5, 2005).

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:

2,579,706 (1)

		(ii)	shared power to vote or to direct the vote:

-0-

		(iii)	sole power to dispose or to direct the disposition of:

2,579,706 (1)

		(iv)	shared power to dispose or to direct the disposition of:

-0-

(1) Includes 1,450,730 shares of common stock issuable upon exercise of options that are exercisable within 60 days of August 23, 2005.

CUSIP No. 66986W 10 8	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The Reporting Person, Janie Winjum, is the administrator of the Estate of Stephen J. Winjum, Deceased. Ultimate disposition of dividends from, or the proceeds from the sale of, the securities to which this Schedule 13G relates will be made by the administrator in accordance with the probate proceedings.

Item 7.	Identification and Classification of the Subsidiary or Control Person which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 66986W 10 8	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2005

/S/ JANIE WINJUM
Janie Winjum, Administrator of Estate of Stephen J. Winjum, Deceased